Filed by DSET Corporation
                       Filed Pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                                  Subject Company:  ISPSoft Inc.

                                                    Commission File No.333-65898


[GRAPHIC OMITTED]                                                 PRESS RELEASE

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                   New Trouble-Ticket Gateway Shipped by DSET

           Supports Wide Range of Telecom Trouble-Management Systems

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Bridgewater, NJ - November 12, 2001 - (Nasdaq: DSET) - DSET Corporation now
offers a Database Adapter with its ezTroubleAdmin gateway that makes it easy for a competitive service provider (CSP) to integrate the gateway with virtually any trouble-management system, including products offered by Clarify Inc., Jones Cyber Solutions, Ltd., Remedy Corporation, and Siebel Systems, Inc.

ezTroubleAdmin is available immediately for a monthly rental fee that can be as low as $7,650. This fee includes a license for use of the software, technical support, software upgrades, and change-management services.

In addition to the new Database Adapter, the latest version of ezTroubleAdmin offers application service providers (ASPs) enhanced capability for using one instance of ezTroubleAdmin to support multiple customers. The new ezTroubleAdmin software also has a Trading Partner Simulator that makes interconnection testing substantially faster and easier.

Designed specifically for competitive service providers in the United States, DSET's ezTroubleAdmin gateway streamlines the correction of service problems that may arise in those portions of an RBOC's network leased by a competitive provider. Assuming only 2000 trouble incidents per year, the annual cost for using ezTroubleAdmin to automate the resolution of each incident could be as low as $45 under the DSET Gateway Rental Plan. This can be substantially more cost-effective compared to the expenses associated with manual trouble-ticket management.

Without ezTroubleAdmin, a provider's customer support staff has to spend a great deal of time -- including hours on hold -- tracking the status of trouble tickets submitted to the RBOCs. By automating the submission of these trouble-tickets and the real-time tracking of status reports, ezTroubleAdmin significantly reduces the mean time to repair (MTTR) and cuts related costs.

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Minimizing customer turnover by maintaining the highest possible quality of service is critical for all competitive service providers. For a low cost per trouble ticket, ezTroubleAdmin can help to retain a revenue stream of hundreds or even thousands of dollars from individual customers who are likely to switch to another provider if service problems they experience are not corrected quickly.

All DSET gateways are available under the company's rental plan to competitive service providers in the United States. Current DSET customers in the United States may also take advantage of this plan.

In addition to ezTroubleAdmin, gateways offered by DSET are:

     - ezPreOrder for automating the retrieval of accurate and up-to-date customer information from the former Regional Bell Operating Companies (RBOCs), available for as little as $5,125 per month

     - ezLocal for ordering local loops and related services, such as 411 directory service, from RBOCs, available for as little as $8,125 per month

     - ezAccess for ordering special access/transport services such as T-1 lines, available for as little as $3,867 per month

     - ezNumberPort to interconnect with the eight Number Portability Administration Centers (NPACs) in North America to ensure that customers retain their current phone numbers if they change service providers, available for as little as $3,000 per month

     - ez911 to interconnect with the service bureau (Intrado Inc.) that helps to provide enhanced 911 service throughout the United States, available for as little as $1,875 per month

     - ezCallingCard (LIDB) and ezCallerID (CNAM) to interconnect with the service bureau (Illuminet) that facilitates these services for competitive providers, available for as little as $1,500 per month for each gateway

Detailed information about the DSET's Gateway Rental Plan can be obtained by sending e-mail to info@dset.com.
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About DSET

DSET Corporation is a supplier of electronic-bonding gateways and software solutions that automate the provisioning of Internet Protocol (IP)-based services. DSET gateways enable communications providers to implement electronic Trading Partner Networks (TPNs). A TPN plays a critical role in lowering the cost of acquiring customers, reducing the amount of time required to provision new phone services for customers, and minimizing the time required to resolve service outages to ensure higher customer satisfaction and less customer churn. DSET IP provisioning solutions facilitate the creation of virtual private networks (VPNs) and other services at a fraction of the cost and time of conventional provisioning methods. DSET is headquartered in Bridgewater, New Jersey, and the company's Web site can be viewed at www.dset.com.
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Statements regarding financial matters contained in this press release, other than historical facts, are forward-looking. Since all statements about DSET's plans, estimates, and expectations are based on current projections that involve risks and uncertainties, and are subject to change at any time, the company's actual results may differ materially from expected results. Investors should consider these risks and uncertainties, which are discussed in documents filed by DSET with the Securities and Exchange Commission. These documents identify important factors that could cause the actual results to differ materially from those contained in the projections or forward-looking statements. DSET expressly disclaims any obligation to update any forward-looking statements.

                                      x x x


DSET Contacts:

Media Relations: Dean Maskevich, Marketing Communications, 908-526-7500 Ext.
                 1366, e-mail: dmaskevi@dset.com

Investor Relations: John P. Murphy, Westfield Investor Relations, 908-233-1558,
                    e-mail: westfieldir@worldnet.att.net



DSET and the DSET logo are registered trademarks of DSET Corporation.

All other trademarks are the property of their respective owners.


Caution Required by SEC Rules
-----------------------------

Investors and security holders are urged to read DSET's proxy statement/prospectus regarding its proposed combination with ISPSoft Inc. because it will contain important information about the transaction. The proxy statement/prospectus has been filed with the SEC by DSET. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by DSET with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from DSET. DSET and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of DSET with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in DSET's proxy statement of its 2001 annual meeting of stockholders dated May 17, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from DSET.


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